SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                         _______________________________

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                        _________________________________

                            GREAT LAKES REIT, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                  390752 10 3
                                (Cusip Number)
                        ___________________________________

                            HAROLD J. SCHAAFF, JR.
                     MORGAN STANLEY ASSET MANAGEMENT INC.
                          1221 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10020
                                (212) 296-7000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                         ___________________________________

                                   COPY TO:
                         Leonard B. Mackey, Jr., Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000

                         ____________________________________

                               FEBRUARY 25, 1997
            (Date of event which requires filing of this statement)




_______________________________________________________________________________

<square>  Check  box  if  the filing person has previously filed a statement on
     Schedule 13G to report  the  acquisition  which  is  the  subject  of this
     Schedule  13D, and is filing this schedule because of Rule 13d-1(b)(3)  or
     (4).

<square> Check box if a fee is being paid with the statement.
_______________________________________________________________________________

[CAPTION]
CUSIP No. 390752 10 3           13D                                    Page 2



[CAPTION]
      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY INSTITUTIONAL FUND, INC. - U.S. REAL ESTATE
               PORTFOLIO      I.R.S.# 13-3808424
_______________________________________________________________________________

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)<checked-box>
                                                                        (b)<square>
__________________________________________________________________________________________
      3.       SEC USE ONLY
__________________________________________________________________________________________
      4.       SOURCES OF FUNDS
                                WC
___________________________________________________________________________________________
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
               OR 2(e)
                                                                         <square>
____________________________________________________________________________________________
      6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                Maryland
_____________________________________________________________________________________________
                                     7.       SOLE VOTING POWER
                                                           0
           NUMBER OF                 _________________________________________________________
           UNITS                     8.        SHARED VOTING POWER

           BENEFICIALLY                          646,200*
                                     _________________________________________________________
           OWNED BY
                                     9.        SOLE DISPOSITIVE POWER
           EACH                                            0
                                     _________________________________________________________
           REPORTING
                                     10.       SHARED DISPOSITIVE POWER
           PERSON WITH
                                       646,200*

________________________________________________________________________________________________
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                646,200*
________________________________________________________________________________________________
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
_________________________________________________________________________________________________
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               7.3%*
__________________________________________________________________________________________________
      14.      TYPE OF REPORTING PERSON

               IV, CO
___________________________________________________________________________________________________

* Includes 33,150 Class A Convertible Preferred shares of the Issuer that are exercisable on a one-to-one basis into Common Stock of the Issuer and 3,050 options exercisable on a one-to-one basis into Common Stock of the Issuer.

[CAPTION]
CUSIP No. 390752 10 3           13D                                    Page 3



[CAPTION]
      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY SICAV SUBSIDIARY S.A.
_______________________________________________________________________________

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) <checked-box>
                                                                       (b) <square>
_________________________________________________________________________________________________________
      3.       SEC USE ONLY
_________________________________________________________________________________________________________
      4.       SOURCES OF FUNDS
                                AF
__________________________________________________________________________________________________________
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
               OR 2(e)
                                                                          <square>
__________________________________________________________________________________________________________
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Luxembourg
___________________________________________________________________________________________________________
                                    7.       SOLE VOTING POWER
           NUMBER OF                                     0
                                    _______________________________________________________________________
             UNITS
         BENEFICIALLY               8.       SHARED VOTING POWER
                                                    413,139*
           OWNED BY                 ________________________________________________________________________
             EACH                   9.       SOLE DISPOSITIVE POWER

           REPORTING                                0
                                    _________________________________________________________________________
          PERSON WITH               10.       SHARED DISPOSITIVE POWER

                                                    413,139*
______________________________________________________________________________________________________________
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                413,139*
_______________________________________________________________________________________________________________
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
_______________________________________________________________________________________________________________
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               4.6%*
_________________________________________________________________________________________________________________
      14.      TYPE OF REPORTING PERSON

               OO
__________________________________________________________________________________________________________________

* Includes 21,189 Class A Convertible Preferred shares that are exercisable on a one-to-one basis into Common Stock of the Issuer and 1,950 options exercisable on a one-to-one basis into Common Stock of the Issuer.

[CAPTION]
CUSIP No. 390752 10 3           13D                                    Page 4



[CAPTION]      [C]
      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY SICAV - U.S. REAL ESTATE SECURITIES FUND

_______________________________________________________________________________

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a) <checked-box>
                                                                          (b) <squared box>
______________________________________________________________________________________________________________________________
      3.       SEC USE ONLY
______________________________________________________________________________________________________________________________
      4.       SOURCES OF FUNDS
                                WC
______________________________________________________________________________________________________________________________
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
               OR 2(e)
                                                                                <square>
______________________________________________________________________________________________________________________________

      6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                Luxembourg
______________________________________________________________________________________________________________________________
                                     7.       SOLE VOTING POWER

           NUMBER OF                                     0
                                     _________________________________________________________________________________________
             UNITS
                                     8.       SHARED VOTING POWER
         BENEFICIALLY                               413,139*
                                     _________________________________________________________________________________________
           OWNED BY
                                     9.       SOLE DISPOSITIVE POWER
             EACH                                           0
                                     _________________________________________________________________________________________
           REPORTING
                                     10.       SHARED DISPOSITIVE POWER
          PERSON WITH                               413,139*
______________________________________________________________________________________________________________________________
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                413,139*
______________________________________________________________________________________________________________________________
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
_____________________________________________________________________________________________________________________________
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               4.6%*
______________________________________________________________________________________________________________________________
      14.      TYPE OF REPORTING PERSON
               OO
______________________________________________________________________________________________________________________________

* Includes 21,189 Class A Convertible Preferred shares of the Issuer that are exercisable on a one-to-one basis into Common Stock of the Issuer and 1,950 options exercisable on a one-to-one basis into Common Stock of the Issuer. Morgan Stanley SICAV beneficially owns the shares reported herein as the owner of all outstanding capital of Morgan Stanley SICAV Subsidiary S.A. This holding is being simultaneously reported herein by Morgan Stanley SICAV Subsidiary S.A.

[CAPTION]
CUSIP No. 390752 10 3           13D                                    Page 5


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY ASSET MANAGEMENT INC.
                    I.R.S.# 13-3040307
______________________________________________________________________________________________________________________________
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                    (a) <checked-box>
                                                                                    (b) <square>
______________________________________________________________________________________________________________________________
      3.       SEC USE ONLY
______________________________________________________________________________________________________________________________
      4.       SOURCES OF FUNDS
                                OO
______________________________________________________________________________________________________________________________
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
               OR 2(e)                                                                    <square>
______________________________________________________________________________________________________________________________
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
______________________________________________________________________________________________________________________________
           NUMBER OF                 7.       SOLE VOTING POWER

             UNITS                                       0
                                     _________________________________________________________________________________________
         BENEFICIALLY

           OWNED BY                  8.        SHARED VOTING POWER
                                                       1,059,339*
             EACH                    _________________________________________________________________________________________
           REPORTING                 9.        SOLE DISPOSITIVE POWER
                                                          0
          PERSON WITH                _________________________________________________________________________________________
                                     10.      SHARED DISPOSITIVE POWER

                                                         1,059,339*
______________________________________________________________________________________________________________________________
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,059,339*
______________________________________________________________________________________________________________________________
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                <square>
______________________________________________________________________________________________________________________________
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               11.9%*
______________________________________________________________________________________________________________________________
      14.      TYPE OF REPORTING PERSON

               IA, CO
______________________________________________________________________________________________________________________________

* Includes 54,339 Class A Convertible Preferred shares of the Issuer, exercisable on a one-to-one basis into Common Stock and 5,000 options exercisable on a one-to-one basis into Common Stock of the Issuer. Morgan Stanley Asset Management Inc. may be deemed to beneficially own the shares reported herein in its capacity as the investment adviser of Morgan Stanley Institutional Fund, Inc. and Morgan Stanley SICAV Subsidiary S.A., whose holdings are being simultaneously reported herein.

[CAPTION]
CUSIP No. 390752 10 3           13D                                     Page 6


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY GROUP INC.
                    IRS# 13-283-8811
______________________________________________________________________________________________________________________________
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                       (a) checked-box>
                                                                                       (b) <square>
______________________________________________________________________________________________________________________________
      3.       SEC USE ONLY
______________________________________________________________________________________________________________________________
      4.       SOURCES OF FUNDS
                                OO
______________________________________________________________________________________________________________________________
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
               2(e)
                                                                                        <square>
______________________________________________________________________________________________________________________________
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
______________________________________________________________________________________________________________________________
                                     7.       SOLE VOTING POWER

           NUMBER OF                                     0
                                     _________________________________________________________________________________________
             UNITS

         BENEFICIALLY                8.       SHARED VOTING POWER
                                                    1,059,339*
           OWNED BY                  _________________________________________________________________________________________
             EACH                    9.        SOLE DISPOSITIVE POWER
                                                        0
           REPORTING                 _________________________________________________________________________________________
          PERSON WITH                10.       SHARED DISPOSITIVE POWER
                                                     1,059,339*
______________________________________________________________________________________________________________________________
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,059,339*
______________________________________________________________________________________________________________________________
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
______________________________________________________________________________________________________________________________
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               11.9%*
______________________________________________________________________________________________________________________________
      14.      TYPE OF REPORTING PERSON

               IA, CO
______________________________________________________________________________________________________________________________

* Includes 54,339 Class A Convertible Preferred shares of the Issuer, exercisable on a one-to-one basis into Common Stock and 5,000 options exercisable on a one-to-one basis into Common Stock of the Issuer. Morgan Stanley Group Inc. may be deemed to beneficially own the shares reported herein in its capacity as the owner of all the outstanding capital of Morgan Stanley Asset Management Inc. This holding is being simultaneously reported herein by Morgan Stanley Asset Management Inc.

                     AMENDMENT NO. 3 TO SCHEDULE 13D


     This Statement, which is being filed jointly by Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio ("MSIF"), Morgan Stanley SICAV Subsidiary S.A. (the "SICAV Subsidiary"), Morgan Stanley SICAV - U.S. Real Estate Securities Fund ("MSSICAV"), Morgan Stanley Asset Management Inc. ("MSAM") and Morgan Stanley Group Inc. ("MSGI") (each a "Filing Person" and collectively, the "Filing Persons"), constitutes Amendment No. 3 to the Statement on Schedule 13D relating to shares of Common Stock, par value $.01 per share (the "Shares"), of Great Lakes REIT, Inc., a Maryland Corporation (the "Issuer") originally filed by MSIF, the SICAV Subsidiary, MSSICAV, MSAM and MSGI with the Commission on August 30, 1996, as amended by Amendment No. 1 thereto filed with the Commission on October 16, 1996 and as amended by Amendment No. 2 thereto filed with the Commission on November 27, 1996 (as amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.


ITEM 4. PURPOSE OF THE TRANSACTION.

     The following hereby amends Item 4:

           The individual whom the Filing Persons nominated and whom subsequent to such nomination was elected to the Issuer's Board of Directors (the "Board of Directors") has resigned from the Board of Directors as of February 25, 1997, and the Filing Persons do not have, as of the filing of this Amendment, any intention to exercise the contractual right under the Stock Purchase Agreement (filed as Exhibit 7.2 on August 30, 1996) to designate another individual to be nominated by the Issuer as a member of the Board of Directors of the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The following hereby amends Item 5(c):

           MSIF and the SICAV Subsidiary received 3,050 options and 1,950 options, respectively from the Issuer in connection with the services performed by an affiliate of their investment manager as a director of the Issuer. Such individual, who was designated by the Filing Persons to be nominated as a member of the Board of Directors of the Issuer, has resigned from the Board of Directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Not Applicable.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1997

                            MORGAN STANLEY INSTITUTIONAL FUND, INC. -
                              U.S. REAL ESTATE PORTFOLIO

                            /S/ HAROLD SCHAAFF, JR.
                            ___________________________________________________
                            Name:  Harold Schaaff, Jr.
                            Title:   Vice President



                            MORGAN STANLEY SICAV - U.S. REAL ESTATE SECURITIES FUND


                            /S/ JAMES W. GRISHAM
                            ___________________________________________________
                            Name:  James W. Grisham
                            Title:   Executive Officer



                            MORGAN STANLEY SICAV SUBSIDIARY S.A.


                            /S/ JAMES W. GRISHAM
                            ___________________________________________________
                            Name:  James W. Grisham
                            Title:   Executive Officer



                            MORGAN STANLEY ASSET MANAGEMENT INC.


                            /S/ HAROLD SCHAAF, JR.
                            ___________________________________________________
                            Name:  Harold Schaaff, Jr.
                            Title:   General Counsel



                            MORGAN STANLEY GROUP INC.


                            /S/ STUART BRESLOW
                            ___________________________________________________
                            Name:  Stuart Breslow
                            Title:    Principal